

Entity Profile Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/02/2013
	EXEMPT FOREIGN FIRM APPROVED	07/17/1989

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/02/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
SWAP DEALER PENDING	12/19/2012
NFA MEMBER PENDING	12/19/2012
EXEMPT FOREIGN FIRM APPROVED	07/17/1989

Outstanding Requirements

Annual Due Date: 6/1/2024

No information available.

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002170	HSBC SECURITIES USA INC	7/16/2013	
0234336	SAMUEL MONTAGU INC	1/1/1991	12/8/1995

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	7/17/1989	

NFA ID	Doing Business With	Start Date	End Date
0527468	DE RIVA ASIA LIMITED	2/24/2020	3/10/2020
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	6/30/1997



Business Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Name	**HSBC BANK PLC**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**365684514**

Business Address

Street Address 1	**HSBC BANK PLC**
Street Address 2	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone Number	**+ 44 (0) 207 9916302**
Fax Number	**N/A**
Email	**Not provided**
Website/URL	**HTTP://WWW.HSBCNET.COM/**
CRD/IARD ID	**Not provided**



Exempt Foreign Firm Contact Information

Viewed on March 28, 2025

NFA ID 0209445 HSBC BANK PLC

Exempt Foreign Firm Contact Address

First Name   **MICHAEL**

Last Name   **WEISS**

Title   **CHIEF COMPLIANCE OFFICER**

Street Address 1   **8 CANADA SQUARE**

City   **LONDON**

Zip/Postal Code   **E14 5HQ**

Country   **UNITED KINGDOM**

Phone   **00442079914153**

Email   **MICHAEL.C.WEISS@HSBC.COM**



Other Names

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

HSBC FUTURES DIV OF MIDLAND BANK PLC
ALIAS

MIDLAND MONTAGU FUTURES
ALIAS



Location of Business Records

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Street Address 1	**HSBC BANK PLC**
Street Address 2	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Office of NFA located in New York, NY



Principal Information

Individual Information

NFA ID	**0552449**
Name	**CHUNG, HAIDEE HOILIM**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-02-2022**

NFA ID	**0551704**
Name	**CLACKSON, PATRICK ANDREW**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-17-2022**

NFA ID	**0537214**
Name	**ELLIS, JULIET ANN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-02-2021**

NFA ID	**0449211**
Name	**GEORGE, PATRICK**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-21-2025**

NFA ID	**0568677**
Name	**GODBEHERE, ANN FRANCES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-03-2025**

NFA ID	**0575228**
Name	**GOH, EULEEN YIU KIANG**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-16-2025**

NFA ID	**0555384**
Name	**GURNEY, KATHRYN LESLIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-30-2023**

NFA ID	**0570007**
Name	**HANNIGAN, DEIRDRE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-20-2025**

NFA ID	**0525756**
Name	**MAHTANI, KAVITA**
TItle(s)	**DIRECTOR**
	CHIEF FINANCIAL OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-13-2023**

NFA ID	**0454192**
Name	**ODONALD, LEWIS JOHN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-24-2023**

NFA ID	**0570561**
Name	**RICE, DAVID ADAM**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 3

Status	**APPROVED**
Effective Date	**04-21-2025**

NFA ID	**0525742**
Name	**ROBERTS, MICHAEL MURRAY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-24-2025**

NFA ID	**0514848**
Name	**STRUTZ, ERIC WOLFGANG**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-05-2018**

NFA ID	**0485862**
Name	**WEISS, MICHAEL CARL**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-03-2021**

NFA ID	**0514853**
Name	**WRIGHT, ANDREW MERLAY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-06-2018**

Holding Company Information

NFA ID	**0453422**
Full Name	**HSBC HOLDINGS PLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-29-2012**



Non-U.S. Regulator Information

Viewed on May 29, 2025

NFA ID 0209445 HSBC BANK PLC

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
ISRAEL	BANK OF ISRAEL
LUXEMBOURG	COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER
ITALY	COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB)
JERSEY ISLAND	JERSEY FINANCIAL SERVICES COMMISSION
HONG KONG	HONG KONG MONETARY AUTHORITY
SOUTH AFRICA	FINANCIAL SECTOR CONDUCT AUTHORITY
FINLAND	FINANCIAL SUPERVISION AUTHORITY
DENMARK	DANISH FINANCIAL SUPERVISORY AUTHORITY
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)
BELGIUM	FINANCIAL SERVICES AND MARKETS AUTHORITY
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR)
HONG KONG	SECURITIES & FUTURES COMMISSION
ISRAEL	ISRAEL SECURITIES AUTHORITY
ISRAEL	THE TEL AVIV STOCK EXCHANGE LTD
NETHERLANDS	THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS
SOUTH AFRICA	SOUTH AFRICAN RESERVE BANK
SOUTH AFRICA	JOHANNESBURG STOCK EXCHANGE
CANADA	ALBERTA SECURITIES COMMISSION
CANADA	AUTORITÉ DES MARCHÉS FINANCIERS (AMF QUEBEC)
CANADA	BRITISH COLUMBIA SECURITIES COMMISSION

CANADA	MANITOBA SECURITIES COMMISSION
CANADA	ONTARIO SECURITIES COMMISSION
CANADA	FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK)
CANADA	OFFICE OF THE SUPERINTENDENT OF SECURITIES NEWFOUNDLAND AND LABRADOR
CANADA	OFFICE OF THE SUPERINTENDENT OF SECURITIES (NORTHWEST TERRITORIES)
CANADA	OFFICE OF THE SUPERINTENDENT OF SECURITIES (NUNAVUT)
CANADA	PRINCE EDWARD ISLAND OFFICE OF THE SUPERINTENDENT OF SECURITIES
CANADA	FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN
CANADA	YUKON SUPERINTENDENT OF SECURITIES
CANADA	NOVA SCOTIA SECURITIES COMMISSION



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
0002170	HSBC SECURITIES USA INC	7/16/2013

Agent History

Agent ID	Agent Name	Start Date	End Date
0234336	SAMUEL MONTAGU INC	1/1/1991	12/8/1995



Doing Business With

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID 0209445 🔍 HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Criminal Disclosure Matter Summary (2 DMPs)

Show 100 entries   Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14281	02/20/2018	U.S. V HSBC HOLDINGS PLC, CASE NO. 1:18-CR-00030-LDH (EDNY 2018)				
	14278	09/05/2017	DEFERRED PROSECUTION AGREEMENT AND RELATED SETTLEMENT AGREEMENTS INVOLVING HSBC HOLDINGS PLC, 12/02				

❓ Archived Criminal Disclosure Matter Summary ⌃

There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID [0209445] [🔍] HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

[**+ Add DMP**]

Current Regulatory Disclosure Matter Summary (25 DMPs)

Show [100] entries

Search: [_____]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	19669	02/09/2024	UK PRUDENTIAL REGULATION AUTHORITY 114216 [HSBC BANK PLC FIRM REFERENCE NUMBER]	FINAL	1/2024		
E	17963	12/17/2021	EUROPEAN COMMISSION AT_40135	FINAL	12/2021		
	14275	10/17/2017	FEDERAL RESERVE BOARD CEASE AND DESIST ORDER, OCT. 2017.				
	14260	09/05/2017	SOUTH AFRICA COMPETITION TRIBUNAL, CC CASE NO. 2015APR0147				
	14261	09/05/2017	BRAZIL CADE ADMINISTRATIVE PROCEEDING 08700.004633/2015-04				
	14276	05/17/2017	EURIBOR EC INFRINGEMENT DECISION 7 DECEMBER 2016				
	14258	12/24/2014	NOVEMBER 2014, FCA FINAL NOTICE 114216				
	14262	06/06/2014	HUNGARIAN FINANCIAL SERVICES AUTHORITY - APRIL 2011				
	14259	06/06/2014	HELLENIC DATA PROTECTION AUTHORITY 2013				
	14274	06/06/2014	HMRC FINE				
	14277	05/23/2014	EURIBOR EC STATEMENT OF OBJECTIONS 20 MAY 2014				
	14279	05/29/2013	2002 SPANISH MONEY LAUNDERING AUTHORITY				
	14280	01/14/2013	ASSUMPTION IN FORM COMPLETION				
	14273	12/19/2012	ASSUMPTIONS				
	14270	12/19/2012	BANK OF GREECE SANCTIONS				
	14269	12/19/2012	HUNGARIAN FSA (HFSA) REGULATORY FINE				
	14272	12/19/2012	NHFA LIMITED - SALES OF LONG TERM PRODUCTS TO THE ELDERLY				
	14263	12/19/2012	OMX HELSINKI AND OSLO BORS TRADE REPORTING				
	14264	12/19/2012	REGULATOR INVESTIGATIONS INTO THE SETTING OF LONDON INTER BANK OFFERED RATES AND EUROPEAN INTER BANK				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14271	12/19/2012	SPANISH MONEY LAUNDERING AUTHORITY (SEPBLAC) SANCTION FOR MONEY LAUNDERING BREACHES				
	14266	12/19/2012	UK AUTHORITY INVESTIGATIONS INTO PAYMENT PROTECTION INSURANCE (PPI)				
	14267	12/19/2012	UK FSA CONSULTATION ON ARCH CRU REDRESS SCHEME				
	14268	12/19/2012	UK FSA INVESTIGATIONS INTO INTEREST RATE DERIVATIVE SALES				
	14265	12/19/2012	UK FSA TRANSACTION REPORTING				
	14283	12/19/2012	VIRT-X TRADE AND TRANSACTION REPORTING				

Archived Regulatory Disclosure Matter Summary (2 DMPs)



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID [0209445] [🔍]   HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

[**+ Add DMP**]

Current Financial Disclosure Matter Summary (1 DMP)

Show [100] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14282	09/06/2017	MADOFF BANKRUPTCY TRUSTEE ACTION				

? Archived Financial Disclosure Matter Summary ⌃

There are currently no archived DMPs.



Registration Contact Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E145HQ**
Country	**UNITED KINGDOM**
Phone	**+ 44 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**



Enforcement/Compliance Communication Contact Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

First Name	**MARK**
Last Name	**FRITH**
Title	**SVP SWAP DEALER COMPLIANCE**
Street Address 1	**8 CANADA SQUARE**
Street Address 2	**3RD FLOOR**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**0044 7996 704 226**
Email	**MARK.FRITH@HSBCIB.COM**

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONODN**
Zip/Postal Code	**E145HQ**
Country	**UNITED KINGDOM**
Phone	**0044 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**



Membership Information

Viewed on November 14, 2023

NFA ID 0209445 HSBC BANK PLC

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



Membership Contact Information

Membership Contact

First Name	**MARK**
Last Name	**FRITH**
Title	**SVP SWAP DEALER COMPLIANCE**
Street Address 1	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**0044 7996 704 226**
Email	**MARK.FRITH@HSBCIB.COM**

Accounting Contact

First Name	**DAVID**
Last Name	**GRIMSHAW**
Title	**REGIONAL COO**
Street Address 1	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**0044 207 991 5626**
Email	**DAVID.GRIMSHAW@HSBC.COM**

Arbitration Contact

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**+ 44 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**

Compliance Contact

First Name	**MARK**
Last Name	**FRITH**
Title	**SVP SWAP DEALER COMPLIANCE**
Street Address 1	**8 CANADA SQUARE**
Street Address 2	**3RD FLOOR**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**+44 7996 704 226**
Email	**MARK.FRITH@HSBCIB.COM**

Chief Compliance Officer Contact

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**+ 44 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**



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NFA ID [0209445] [Enter] HSBC BANK PLC

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Filing History

NFA ID   [0209445]   HSBC BANK PLC

Sponsor ID   [   ] [Enter]

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Form Message

Process Date	Sponsor NFA ID	Form Message	User Name
02/09/2024		FIRM REGULATORY DMP ADDED - 19669	FRITHM
05/19/2023		FIRM REGULATORY DMP ADDED - 18986	FRITHM
06/06/2022		FIRM DISCIPLINARY INFORMATION FILED	FRITHM
04/08/2022		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	FRITHM
04/08/2022		BUSINESS LOCATIONS CHANGED	FRITHM
03/03/2022		BUSINESS LOCATIONS CHANGED	FRITHM
01/07/2022		FIRM REGULATORY DMP ADDED - 18000	FRITHM
12/17/2021		FIRM REGULATORY DMP ADDED - 17963	FRITHM
10/29/2021		BUSINESS LOCATIONS CHANGED	FRITHM
09/29/2021		HOLDING COMPANY DELETED FOR ID 0517294	FRITHM
04/01/2020		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	PEDREIRABETHENCM1
04/01/2020		BUSINESS LOCATIONS CHANGED	PEDREIRABETHENCM1
01/23/2020		BUSINESS LOCATIONS CHANGED	PEDREIRABETHENCM1
08/23/2019		U.S. REGULATOR INFORMATION ADDED	PEDREIRABETHENCM1

08/23/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
10/18/2018	HOLDING COMPANY INFORMATION FILED	LOPICICHR1
02/20/2018	FIRM CRIMINAL MATTER INFORMATION FILED	LOPICICHR1
10/17/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
09/06/2017	FIRM FINANCIAL MATTER INFORMATION FILED	LOPICICHR1
09/05/2017	FIRM FINANCIAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOPICICHR1
09/05/2017	FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED	LOPICICHR1
09/05/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
09/05/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
09/05/2017	FIRM CRIMINAL MATTER INFORMATION FILED	LOPICICHR1
06/21/2017	BUSINESS LOCATIONS CHANGED	LOPICICHR1
05/17/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
05/17/2017	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOPICICHR1
05/17/2017	FIRM REGULATORY DISCLOSURE QUESTION E	LOPICICHR1

	CHANGED	
05/16/2017	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOPICICHR1
04/18/2017	BUSINESS LOCATIONS CHANGED	DONNELLYD1
01/20/2017	BUSINESS LOCATIONS CHANGED	KIME1
01/05/2017	BUSINESS LOCATIONS CHANGED	DONNELLYD1
01/05/2017	ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	DONNELLYD1
04/19/2016	BUSINESS LOCATIONS CHANGED	DONNELLYD1
03/10/2016	BUSINESS LOCATIONS CHANGED	KIME1
01/15/2016	BUSINESS LOCATIONS CHANGED	DONNELLYD1
01/15/2016	ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	DONNELLYD1
05/14/2015	BUSINESS LOCATIONS CHANGED	DYC
12/24/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
06/06/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
06/06/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
06/06/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
05/23/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
05/01/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
04/25/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
01/28/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
01/24/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
05/29/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	VASENDENA1
05/29/2013	FIRM REGULATORY MATTER INFORMATION FILED	VASENDENA1
05/13/2013	FIRM REGULATORY DISCLOSURE QUESTION I CHANGED	NFRGCZJ
01/14/2013	FIRM REGULATORY MATTER	BALLISATE

	INFORMATION FILED	
01/14/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY	BALLISATE
01/14/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY	BALLISATE
01/14/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY	BALLISATE
12/19/2012	FIRM APPLICATION FILED	NGAITHEJ
09/19/2006	BUSINESS LOCATIONS CHANGED	NFICCDM
09/19/2006	BUSINESS LOCATIONS CHANGED	NFICCDM
09/09/2004	BUSINESS LOCATIONS CHANGED	NFRGYXC